Exhibit 21

STELLAR BIOTECHNOLOGIES, INC. AND SUBSIDIARIES

Entity	State of Incorporation/ Organization
Stellar Biotechnologies, Inc.	California, USA
BioEstelar, S.A. de C.V.	Baja California, Mexico